SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-33469

YINGLI GREEN ENERGY HOLDING COMPANY

LIMITED

No. 3399 North Chaoyang Avenue

Baoding 071051

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

FORM 6-K

Table of Contents

Other Events.

Signature

Other Events.

Yingli Green Energy Holding Company Limited (OTC Pink: YGEHY) ("Yingli Green Energy" or "the Company"), was informed that Baoding Municipal Intermediate People’s Court in Hebei Province, China, has formally accepted the petition of some creditors to restructure the Yingli Energy (China) Co., Ltd. (“Yingli China”), which is the Company’s principle PRC subsidiary engaged in the manufacturing and sales of solar panel.

The Court has appointed an administration committee, consisting of financial and legal professionals, to administer the restructuring of Yingli China, including negotiations with existing bank lenders and other creditors. The legal procedure is designed to facilitate an orderly restructuring plan for Yingli China, its subsidiaries and affiliates and their creditors. The primary goal is to restructure their debt obligations, while continuing production and operations to meet customer orders and its product warranty obligations.

The Company cannot assure that any proposed debt restructuring plan will leave any value for its shareholders and will further update the market when there is significant new progress.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

By:	/s/ Yiyu Wang
Name: Yiyu Wang
Title: Chief Financial Officer

Date: June 9, 2020

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